SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               AMENDMENT NO. 4 TO



                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              MEDCATH INCORPORATED
                              (Name of the Issuer)

                             MCTH ACQUISITION, INC.

                             MEDCATH HOLDINGS, INC.




                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                PATRICK J. WELSH
                                 ANDREW M. PAUL
                               STEPHEN R. PUCKETT
                                   DAVID CRANE
                            CHARLES W. (TODD) JOHNSON
                                 RICHARD J. POST


                              MEDCATH INCORPORATED
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   0005840501
                      (CUSIP Number of Class of Securities)
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


             Edward A. Gilhuly                     Paul B. Queally                     Stephen R. Puckett
        c/o MedCath Holdings, Inc.           c/o MedCath Holdings, Inc.               MedCath Incorporated
       Kohlberg Kravis Roberts & Co.       Welsh, Carson, Anderson & Stowe        7621 Little Avenue, Suite 106
      2800 Sand Hill Road, Suite 200               320 Park Avenue               Charlotte, North Carolina 28226
       Menlo Park, California 94025           New York, New York 10022                   (704) 541-3228
              (650) 233-6560                       (212) 893-9500


                                 WITH COPIES TO:

          Gary I. Horowitz, Esq.              Karen C. Wiedemann, Esq.                Richard W. Cass, Esq.
        Simpson Thacher & Bartlett      Reboul, MacMurray, Hewitt, Maynard &        Wilmer Cutler & Pickering
           425 Lexington Avenue                        Kristol                         2445 M Street, N.W.
         New York, New York 10017               45 Rockefeller Plaza                  Washington, D.C. 20037
              (212) 455-2000                  New York, New York 10111                    (202) 663-6000
                                                   (212) 841-5700


This statement is filed in connection with (check the appropriate box):
a. X The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934. [X]
b. The filing of a registration statement under the Securities Act of 1933.
c.     A tender offer.
d.     None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                                 CALCULATION OF FILING FEE


   =============================================================== ====================
   --------------------------------------------------------------- --------------------
   Transaction Value*                                               Amount of Filing
                                                                           Fee
   --------------------------------------------------------------- --------------------
   $224,454,676. . . . . . . . . . . . . . . . . . . . . . . . .         $44,891

   =============================================================== ====================
  * For purposes of calculating the fee only.  Assumes purchase of 11,807,571 shares of Common Stock, par value $.01 per share, of MedCath Incorporated at $19.00 per share.




         Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [X]
            Amount previously paid:  $44,891
            Form or registration no.:  Preliminary Proxy Statement on
                                         Schedule 14A
            Filing party:  MedCath Incorporated
            Dates filed:   April 15, 1998, June 2, 1998, June 23, 1998,
            July 7, 1998 and July 8, 1998.

     This Amendment No. 4 to Rule 13e-3 Transaction Statement (as so amended, (the "Statement") is being filed in connection with the filing by MedCath Incorporated ("MedCath" or the "Company") with the Securities and Exchange Commission (the "Commission") on July 8, 1998 of a revised preliminary Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the shareholders of MedCath. At such meeting, the shareholders of MedCath will vote upon, among other things, the adoption of an Agreement and Plan of Merger dated as of March 12, 1998 (the "Merger Agreement") by and among MedCath, MCTH Acquisition, Inc. and MedCath Holdings, Inc., pursuant to which MCTH Acquisition, Inc., a wholly-owned subsidiary of MedCath Holdings, Inc., will be merged with and into MedCath.


         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Schedule 14A which is attached hereto as Exhibit (d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.


                              CROSS REFERENCE SHEET


                                                                CAPTION OR LOCATION IN THE
ITEM IN SCHEDULE 13E-3                                               PROXY STATEMENT

Item 1(a)                              Outside Front Cover Page;



                                       3

                                       4

                    "Introduction"; "Summary--Parties to the Merger"
Item 1(b)           Outside Front Cover Page; "Summary--Record Date and Quorum"; "--Market Prices
                    of Common Stock and Dividends"
Item 1(c)           "Summary--Market Prices of Common Stock and Dividends"
Item 1(d)           "Summary--Market Prices of Common Stock and Dividends"
Item 1(e)           "Summary--Market Prices of Common Stock and Dividends"
Item 1(f)           None
Item 2(a)           "Summary--Parties to the Merger"; "Certain Information Concerning the Parent, Holdings,
                    the Acquiror and Other Affiliates"; "Management--Directors and Executive Officers
                    of MedCath"
Item 2(b)           "Summary--Parties to the Merger"; "Certain Information Concerning the Parent, Holdings,
                    the Acquiror and Other Affiliates"; "Management--Directors and Executive Officers
                    of MedCath"
Item 2(c)           "Summary--Parties to the Merger"; "Certain Information Concerning the Parent, Holdings,
                    the Acquiror and Other Affiliates"; "Management--Directors and Executive Officers
                    of MedCath"
Item 2(d)           "Summary--Parties to the Merger"; "Certain Information Concerning the Parent, Holdings,
                    the Acquiror and Other Affiliates"; "Management--Directors and Executive Officers
                    of MedCath"
Item 2(e)           None
Item 2(f)           None
Item 2(g)           "Summary--Parties to the Merger"; "Certain Information Concerning the Parent,
                    Holdings, the Acquiror and Other Affiliates"; "Management--Directors and
                    Executive Officers of MedCath"
Item 3(a)(1)        None
Item 3(a)(2)        "Summary--Conflicts of Interest"; "--Certain Effects of the Merger";
                    "Special Factors--Background of the Merger"; "--Conflicts of Interest";
                    "--Certain Effects of the Merger"
Item 3(b)           "Summary--Conflicts of Interest"; "--Certain Effects of the Merger";
                    "Special Factors--Background of the Merger"; "--Conflicts of Interest";
                    "--Certain Effects of the Merger"
Item 4(a)           "Introduction"; "Summary--The Merger"; "--Effective Time of the Merger

                                        5


                    and Payment for Shares"; "--Certain Effects of the Merger"; "--Conditions to
                    the Merger, Termination and Expenses"; "--Rights of Dissenting Shareholders";
                    "The Merger"; "Rights of Dissenting Shareholders"; Appendix A
Item 4(b)           "Introduction"; "Summary--Purpose of the Special Meeting"; "--Parties to the
                    Merger"; "--Purpose and Reasons of the Affiliates for the Merger";
                    "--Conflicts of Interest"; "--Rights of Dissenting Shareholders"; "Special
                    Factors--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts
                    of Interest"; "--Certain Effects of the Merger"; "The Merger--Termination
                    Fee"; "Rights of Dissenting Shareholders"
Item 5(a), (b)      "Summary--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts
                    of Interest"; "--Certain Effects of the Merger";
                    "--Financing of the Merger"; "Special Factors--Background of the Merger";
                    "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of
                    Interest"; "--Certain Effects of the Merger"; "--Conduct of MedCath's
                    Business After the Merger"
Item 5(c)           "Special Factors--Conduct of MedCath's Business After the Merger"
Item 5(d)           "Summary--Financing of the Merger"; "--Market Prices of Common Stock and
                    Dividends"; "The Merger--Financing"; "Summary--Conflicts of Interest";
                    "Special Factors--Conflicts of Interest"
Item 5(e)           "Summary--Financing of the Merger"; "--Certain Effects of the Merger";
                    "Special Factors--Certain Effects of the Merger"; "--Conduct of MedCath's Business
                    After the Merger"; "The Merger--Financing"
Item 5(f), (g)      "Summary--Certain Effects of the Merger"; "Special Factors--Certain Effects
                    of the Merger"
Item 6(a)           "Summary--Financing of the Merger"; "The Merger--Financing"
Item 6(b)           "The Merger--Expenses of the Transaction"
Item 6(c)           "Summary--Financing of the Merger"; "The Merger--Financing"
Item 6(d)           Not applicable
Item 7(a)-(c)       "Summary"; "Special Factors--Background of the Merger"; "--The Special
                    Committee's and the Board's Recommendation"; "--Opinion of Financial
                    Advisor"; "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts
                    of Interest"
Item 7(d)           "Summary--The Merger"; "--Purpose and Reasons of the Affiliates for the
                    Merger"; "--Certain Effects of the Merger"; "--Federal Income Tax
                    Consequences"; "--Accounting Treatment"; "--Financing of the Merger";
                    "--Rights of Dissenting Shareholders"; "Special Factors--Background of the
                    Merger"; "--Purpose and Reasons of the Affiliates for the Merger";
                    "--Conflicts of Interest"; "--Certain Effects of the Merger"; "--Conduct of
                    MedCath's Business After the Merger"; "The Merger--Financing"; "--Accounting
                    Treatment"; "Rights of Dissenting Shareholders"; "Federal Income Tax
                    Consequences"; "Principal Shareholders and Stock Ownership of Management"
Item 8(a), (b)      "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion
                    of Financial Advisor"; "--Position of the Affiliates as to Fairness of the
                    Merger"; "--Conflicts of Interest"; "--Rights of Dissenting Shareholders";
                    "Special Factors--Background of the Merger"; "--The Special Committee's and
                    the Board's Recommendation"; "--Opinion of Financial Advisor"; "--Position of
                    the Affiliates as to Fairness of the

                                        6

                    Merger"; "--Conflicts of Interest"; "Rights of Dissenting Shareholders"
Item 8(c)           "Introduction"; "Summary--Vote Required"; "Special Factors--The Special
                    Committee's and the Board's Recommendation"; "The Special Meeting--Voting
                    Procedures"; "The Merger--Conditions"
Item 8(d)           "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion
                    of Financial Advisor"; "Special Factors--Background of the Merger"; "--The
                    Special Committee's and the Board's Recommendation"; "--Opinion of Financial
                    Advisor"
Item 8(e)           "Summary--The Special Committee's and the Board's Recommendation";
                    "--Conflicts of Interest"; "Special Factors--The Special Committee's and the
                    Board's Recommendation"; "--Conflicts of Interest"
Item 8(f)           None
Item 9(a)-(c)       "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion
                    of Financial Advisor"; "Special Factors--The Special Committee's and the
                    Board's Recommendation"; "--Opinion of Financial Advisor"; Appendix B
Item 10(a)          "Summary--Conflicts of Interest"; "Special Factors--Conflicts of Interest";
                    "Principal Shareholders and Stock Ownership of Management"
Item 10(b)          None
Item 11             "Summary--Vote Required"; "--Parties to the Merger"; "--Conflicts of
                    Interest"; "--Financing of the Merger"; "Special Factors--Background of the
                    Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "The
                    Merger--Financing"
Item 12(a), (b)     "Introduction"; "Summary--Vote Required"; "--Purpose and Reasons of the
                    Affiliates for the Merger"; "--The Special Committee's and the Board's
                    Recommendation"; "Special Factors--Purpose and Reasons of the
                    Affiliates for the Merger"; "--The Special Committee's and the Board's
                    Recommendation"; "The Special Meeting--Voting Procedures"
Item 13(a)          "Summary--Rights of Dissenting Shareholders"; "Rights of Dissenting
                    Shareholders"; Appendix C
Item 13(b)          Not applicable
Item 13(c)          Not applicable

Item 14(a)          "Selected Consolidated Financial Data"; "Management's Discussion and Analysis
                    of Results of Operations and Financial Condition"; "Index to Financial Statements"

Item 14(b)          Not applicable
Item 15(a)          "Summary--Parties to the Merger"; "--Conflicts of Interest"; "--Financing of
                    the Merger"; "Special Factors--Conflicts of Interest"; "The Special
                    Meeting--Proxy Solicitation"; "The Merger--Termination Fee"; "--Financing";
                    "--Expenses"
Item 15(b)          "The Special Meeting--Proxy Solicitation"
Item 16             Proxy Statement
Item 17(a)-(f)      Not applicable


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


         (a) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Introduction" and "Summary--Parties to the Merger" of the Proxy Statement is incorporated herein by reference

         (b) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Summary--Record Date and Quorum" and "--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Summary--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the section entitled "Summary--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the section entitled "Summary--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.


         (f)  None.

ITEM 2.  IDENTITY AND BACKGROUND.


         (a)-(d), (g) The information set forth in the sections entitled "Summary--Parties to the Merger", "Certain Information Concerning the Parent Holdings, the Acquiror and Other Affiliates" and "Management--Directors and Executive Officers of MedCath" of the Proxy Statement is incorporated herein by reference.

         (e), (f) Neither Parent, Acquiror nor any executive officer, director or person controlling Parent, Acquiror or any Affiliate has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1)  None.


         (a)(2) The information set forth in the sections entitled "Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled
"Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.


         (a) The information set forth in the sections entitled "Introduction," "Summary--The Merger," "--Effective Time of the Merger and Payment for Shares," "--Certain Effects of the Merger," "--Conditions to the Merger, Termination and Expenses," "--Rights of Dissenting Shareholders," "The Merger" and "Rights of Dissenting Shareholders" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Introduction," "Summary--Purpose of the Special Meeting," "--Parties to the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" "The Merger--Termination Fee" and "Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


         (a)-(b) The information set forth in the sections entitled "Summary--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "--Conduct of MedCath's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Special Factors--Conduct of MedCath's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled
"Summary--Financing of the Merger," "--Market Prices of Common Stock and Dividends," "The Merger--Financing," "Summary--Conflicts of Interest" and "Special Factors--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled
"Summary--Financing of the Merger," "--Certain Effects of the Merger," "Special Factors--Certain Effects of the Merger," "--Conduct of MedCath's Business After the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (f)-(g) The information set forth in the sections entitled "Summary--Certain Effects of the Merger" and "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         (a) The information set forth in the sections entitled
"Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Merger--Expenses of the Transaction" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled
"Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.


         (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


         (a)-(c) The information set forth in the sections entitled "Summary," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Purpose and Reasons of the Affiliates for the Merger" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--The Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Certain Effects of the Merger," "--Federal Income Tax Consequences," "--Accounting Treatment," "--Financing of the Merger," "--Rights of Dissenting Shareholders," "Special Factors--Background of the Merger"; "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Conduct of MedCath's Business After the Merger," "The Merger--Financing," "--Accounting Treatment," "Rights of Dissenting Shareholders," "Federal Income Tax Consequences" and "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.


         (a)-(b) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Affiliates as to Fairness of the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Affiliates as to Fairness of the Merger," "--Conflicts of Interest" and "Rights of Dissenting Shareholders" of the Proxy Statement are incorporated herein by reference.

         (c) The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "Special Factors--The Special Committee's and the Board's Recommendation," "The Special Meeting--Voting Procedures" and "The Merger--Conditions" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Conflicts of Interest," "Special Factors--The Special Committee's and the Board's Recommendation" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.


         (f)  None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


         (a)-(c) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.


ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.


         (a) The information set forth in the sections entitled
"Summary--Conflicts of Interest," "Special Factors--Conflicts of Interest," "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.


         (b)  None.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
             SECURITIES.

         The information set forth in the sections entitled "Summary--Vote Required," "--Parties to the Merger," "--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


         (a)-(b) The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "--Purpose and Reasons of the Affiliates for the Merger," "--The Special Committee's and the Board's Recommendation," "Special Factors--Purpose and Reasons of the Affiliates for the Merger," "--The Special Committee's and the Board's Recommendation" and "The Special Meeting--Voting Procedures" of the Proxy Statement is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.


         (a) The information set forth in the sections entitled "Summary--Rights of Dissenting Shareholders" and "Rights of Dissenting Shareholders" of the Proxy Statement and in Appendix C to the Proxy Statement is incorporated herein by reference.


         (b) Not applicable.

         (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.



         (a) The information set forth in the section entitled "Selected Consolidated Financial Data" of the Proxy Statement and in the Consolidated Financial Statements of the Company for the fiscal year ended September 30, 1997 (as amended) and the Unaudited Condensed Consolidated Financial Statements of the Company for the fiscal quarter ended March 31, 1998, which are included in the Proxy Statement, is incorporated herein by reference.


         (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


         (a) The information set forth in the sections entitled
"Summary--Parties to the Merger," "--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Conflicts of Interest," "The Special Meeting--Proxy Solicitation," "The Merger--Termination Fee," "--Financing" and "--Expenses" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Special Meeting--Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.


ITEM 16.  ADDITIONAL INFORMATION.

         The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.





(b)(1) Opinion of Goldman, Sachs & Co. dated July 6, 1998 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(b)(2) Management's projections for fiscal years 1997 through 2003 provided to Goldman, Sachs & Co., that are summarized in the Preliminary Proxy Statement (filed as Exhibit (b)(2) to Amendment No. 2 to this
         Schedule 13E-3, which was filed June 23, 1998).

(b)(3) Financial Analysis Presentation materials prepared by Goldman, Sachs & Co.in connction with providing its opinion to the Special Committee on March 12, 1998.

(b)(4) Financial Analysis Presentation materials prepared by Goldman, Sachs & Co.in connction with providing its opinion to the Special Committee on July 6, 1998.


(c)(1) Agreement and Plan of Merger dated as of March 12, 1998 among MedCath Incorporated, MCTH Acquisition, Inc. and MedCath Holdings, Inc. (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(c)(2) Stockholders Agreement dated as of March 12, 1998 among MedCath Holdings, Inc., MCTH Acquisition, Inc. and the Stockholders named therein (filed as Exhibit (c)(2) to Amendment No. 1 to this
         Schedule 13E-3, which was filed June 2, 1998).

(c)(3) Form of Contribution Agreement among MedCath Holdings, Inc. and the Contributors named therein (filed as Exhibit (c)(3) to Amendment No. 1 to this Schedule 13E-3, which was filed June 2, 1998).


(d)(1)   Preliminary copy of Letter to Shareholders.

(d)(2)   Preliminary copy of Notice of Special Meeting of Shareholders.

(d)(3)   Preliminary Proxy Statement.

(d)(4)   Form of Proxy.

(d)(5) Press Release issued by MedCath Incorporated dated as of March 13, 1998 (incorporated by reference to current report on Form 8-K filed by MedCath on March 23, 1998).

(e) Article 13 of the North Carolina Business Corporation Act (included as Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(f)      Not applicable.

                                   SIGNATURES

                  After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                               MEDCATH INCORPORATED



                                               By:   /s/ Stephen R. Puckett
                                                     --------------------------
                                               Name: Stephen R. Puckett
Dated:  July 8, 1998                                   Title: President, Chief Executive Officer and
                                                              Chairman of the Board



                                               MCTH ACQUISITION, INC.



                                               By:   /s/ Paul B. Queally
                                                     --------------------------
                                               Name: Paul B. Queally
Dated:  July 8, 1998                                   Title: Vice President





                                               MEDCATH HOLDINGS, INC.


                                               By:   /s/ Paul B. Queally
                                                     --------------------------
                                               Name:  Paul B. Queally
Dated:  July 8, 1998                                   Title: Vice President


                                               WELSH, CARSON, ANDERSON & STOWE
                                               VII, L.P.

                                               By:   WCAS VII Partners, General Partner

                                               By:   /s/ Paul B. Queally
                                                    --------------------------
                                                    General Partner




                                               By:  /s/ Patrick J. Welsh
------------------------------------------------------------------------------
Dated:  July 8, 1998                                Patrick J. Welsh



                                               By:  /s/ Andrew M. Paul
-------------------------------------------------------------------------------
Dated:  July 8, 1998                                Andrew M. Paul


                                               By: /s/ Stephen R. Puckett
-------------------------------------------------------------------------------
Dated:  July 8, 1998                                Stephen R. Puckett


                                               By: /s/ David Crane
-------------------------------------------------------------------------------
Dated:  July 8, 1998                                David Crane


                                               By: /s/ Charles W. (Todd) Johnson
-------------------------------------------------------------------------------
Dated:  July 8, 1998                                Charles W. (Todd) Johnson


                                               By:  /s/ Richard J. Post
-------------------------------------------------------------------------------
Dated:  July 8, 1998                                Richard J. Post

                                       14


                                  EXHIBIT INDEX



    EXHIBIT NUMBER      DESCRIPTION                                                                 PAGE NUMBER
    --------------      -----------                                                                 -----------

        (b)(1)          Opinion of Goldman, Sachs & Co. dated July 6, 1998 (included as Appendix
                        B to the preliminary Proxy Statement, which is filed herewith as Exhibit
                        (d)(3)).

        (b)(3)          Financial analysis Presentation materials prepared by Goldman, Sachs &
                        Co.in connection with providing its opinion to the Special Committee on
                        March 12, 1998.

        (b)(4)          Financial analysis Presentation materials prepared by Goldman, Sachs &
                        Co.in connection with providing its opinion to the Special Committee on
                        July 6, 1998.

        (d)(1)          Preliminary copy of Letter to Shareholders.
        (d)(2)          Preliminary copy of Notice of Special Meeting of Shareholders.
        (d)(3)          Preliminary Proxy Statement.
        (d)(4)          Form of Proxy.


                                       15